UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended: March 31, 2008

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

FreeStar Technology Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

31 Mespil Road, Ballsbridge, Dublin 4 Ireland

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial and other information for the report on form 10-Q for the quarter ended March 31, 2008. The Form 10-Q could not be completed on or before the May 15, 2008 prescribed due date without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Egan	(809)	547-2248
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine month periods ended March 31, 2008, we expect our revenue to increase by approximately 45% and 85% respectively, compared to the three and nine month periods of the prior year. These increases are due primarily to the addition of hardware sales from our wholly-owned subsidiaries Rahaxi Processing Oy. and Freestar Dominicana, as well as from consulting services from our 50% owned subsidiary PLC Partners. As most of our revenue is denominated in Euro, a portion of the revenue increase is also due to the favorable exchange rate of the Euro versus the U.S. Dollar.

We expect our net loss to decrease by approximately 4% for the three months ended March 31, 2008, and increase by approximately 55% for the nine months ended March 31, 2008, when compared to the comparable periods of the prior year. The increase for the nine month period was due primarily to increases in product development costs and sales, general, and administrative expenses.

This summary estimate of the results of operations for the quarter ended March 31, 2008 is qualified in its entirety by the Form 10-Q and financial statements therein to be filed with the SEC. Investors should review the entire 10-Q before making any investment decisions based on the Company’s performance in the quarter ended March 31, 2008.

FREESTAR TECHNOLOGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2008	By:	/s/ Paul Egan
Paul Egan
President